

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Michael McDonnell
Executive Vice President and Chief Financial Officer
BIOGEN INC.
225 Binney Street
Cambridge, MA 02142

> **Re: BIOGEN INC.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 3, 2021**
> **Form 8-K Filed February 3, 2021**
> **Response dated June 9, 2021**
> **File No. 000-19311**

Dear Mr. McDonnell:

We have reviewed your June 9, 2021 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed February 3, 2021

Exhibit 99.1, page 1

1. We appreciate the additional information provided to us. We continue to believe that your adjustments to exclude from R&D expense and net income attributable to Biogen, Inc. the upfront and premium payments made for collaboration agreements are inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please confirm to us that you will no longer include these adjustments in any non-GAAP financial measure presented in accordance with Item 10(e) of Regulation S-K or Regulation G for all periods presented in future filings.

You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences